Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Penn Virginia Resource Partners, L.P.

We consent to the incorporation by reference in the registration statements on Form S-8 (File No. 333-74212) and on Form S-3 (File Nos. 333-106195 and 333-106239) of Penn Virginia Resource Partners, L.P. of our report dated February 16, 2004, with respect to the consolidated balance sheet of Penn Virginia Resource Partners, L.P. as of December 31, 2003 and the related consolidated statements of income, partners’ capital, and cash flows for the year ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Penn Virginia Resource Partners, L.P.

Our report dated February 16, 2004, contains an explanatory paragraph that states that the Partnership changed its method of accounting for asset retirement obligations effective January 1, 2003.

KPMG LLP

Houston, Texas

March 11, 2004